November 7, 2008

VIA EDGAR

Kathleen Krebs, Esq.

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The Washington Post Company

Form 10-K for the Year ended December 31, 2007

Filed February 28, 2008

File No. 001-06714

Dear Ms. Krebs:

This letter responds to the request from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) communicated by telephone on October 31, 2008 (the “Comments”) supplementing the Staff’s letter of September 19, 2008, relating to the Form 10-K of The Washington Post Company (the “Company”).

Specifically, the Staff has requested a written summary describing the mechanics of the Company’s Performance Unit Plan as it relates to compensation paid to the Company’s named executive officers.

Performance Unit Plan

Payments to named executive officers under the Performance Unit Plan are made at the end of a four-year performance cycle. The formula used to calculate the payouts is determined by (i) a weighted combination of factors that relate to individual business unit performance of the Company’s operating divisions, and (ii) the discretion of our Compensation Committee. A new four-year cycle commences every two years, with the result that there are always two overlapping cycles in progress.

The following describes the most recently completed cycle, encompassing performance from 2003 through 2006. We used this cycle for illustrative purposes so that we can show the valuation formula, the actual results and how the formula was in fact applied. Implementation of the plan as it relates to subsequent cycles follows this approach. The 2003-2006 cycle was based on a three-prong formula, with each of the following categories being equally weighted: 1) the Company’s operating divisions’ achievement against performance unit financial goals for the period (33%); 2) the increase in the value of Kaplan, Inc. (33%); and 3) the growth in adjusted earnings per share for the Company as a whole (33%). The value of the performance units was calculated at the end of the cycle, and the compensation committee awarded payouts on the outstanding units to our named executive officers based on the following values:

1.	Average of division performance units = $173	Weighted 33% = $57.67

2.	Kaplan compounded annual growth rate = $200	Weighted 33% = $66.67

3.	Growth in earnings per share = $197	Weighted 33% = $65.67

Total value per unit of $190.00.

Formula:

1.	Operating division performance was measured in accordance with established performance measurement criteria adopted for each of the following: The Washington Post Newspaper (“The Post”), CableOne, Newsweek and Post-Newsweek Stations (“PNS”). The payout values were averaged (equal weighting, rounded to the nearest dollar).

The Post

For The Post, the measure was an absolute dollar improvement in operating income as compared with a five member peer group. Neither this measure, operating income, nor The Post’s performance relative to its peers, is disclosed in the Company’s financial statements. If The Post’s dollar improvement exceeded that of all its peers, the maximum payout value would be attained, $200 per unit. If The Post was in second place relative to its peers, the value of a performance unit would be $133. If The Post performed better than average (i.e., better than two of the five peer newspapers and roughly in the middle of the pack) the value of a performance unit would be $66. In addition, in order for a payout to occur, The Post’s absolute dollar improvement in operating income must have exceeded $5.4 million, regardless of the performance of its peers. Final Payout: $200 per unit, based on the fact that The Post’s absolute dollar improvement in operating income was $42.6 million and exceeded all others in its peer group.

CableOne

For CableOne, the measure was free cash flow as follows:

	2003-2006 Free Cash Flow	Performance Unit Value
110%	$538,935,872	$200
Target*	489,941,702	$150
95%	465,444,617	$25
<95%		$0

*Revised target. Due to the impact of Hurricane Katrina, the Compensation Committee determined that the payout under the 2003-2006 performance units plan for Cable One would be the same as the value authorized for purposes of the Cable One 2003-2005 Long-Term Incentive Plan. The performance period under that plan was shortened to three years to remove the impact of Hurricane Katrina, at the discretion of the Compensation Committee. Free cash flow is not disclosed in the Company’s financial statements, though it could be derived from a detailed reading of the Company’s annual report and other public filings. Final Payout: $191 per unit.

Newsweek

For Newsweek, the measure was adjusted operating income targets for each year during the award cycle as follows:

If Newsweek’s Adjusted OI in millions was…            Annual Accrual Toward Payout

2003	2004	2005	2006

4	5.0	8.5	14	$200 x 1/4 = $50 Maximum
1.5	2.0	4.5	8.0	$116.67 x 1/4 = $29.17
1.0	1.3	3.5	7.0	$100 x 1/4 = $25.00
-.5	0	2.75	6.0	$83.33 x 1/4 = $20.83
-1.9	-1.8	1.9	5.0	$66.67 x 1/4 = $16.67
Achievement below this chart…				$0

Straight-line interpolation between points, results rounded to the nearest cent.

Actual Adjusted Operating Income was:

2003	1.72M
2004	9.59M
2005	3.25M
2006	9.72M

Adjusted Operating Income is not disclosed in the Company’s financial statements. Final payout per unit $150, which includes a discretionary adjustment of $10.22/unit based on efforts to reduce pension expense, as approved by the Compensation Committee.

PNS

For PNS, the measure was cash flow margin ranking compared to cash flow margins of a group of nine selected peer companies at the end of the award cycle, as follows:

If PNS Cash Flow Margin Rank was…	Payout Value would be…

#1	$140 per unit
#2	$120 per unit
#3	$96 per unit
#4	$60 per unit
Below #4	$0 per unit

The payout value calculated above would be increased by $5.00 for each of the four years during the award cycle within which PNS’s actual cash flow margin ranked #1 among peer companies. In fact PNS did rank #1 in 2004 and 2005, so $10.00 was added to the payout value.

Neither this measure, PNS cash flow margin, nor the cash flow margin relative to its peers, is disclosed in the Company’s financial statements, though the cash flow margin could be derived from the Company’s financial statements. Final payout was $150 per unit.

2.	Kaplan, Inc.

For Kaplan, Inc., the measure was compound annual growth rate (CAGR) in excess of 10%, as follows:

If increase in Kaplan CAGR was…	Value per unit would be…

20% or more	$200 per unit
15%	$175 per unit
10% or more	$125 per unit
Below 10%	$0 per unit

The CAGR for Kaplan is not disclosed in the Company’s financial statements but it is possible that one could derive this number from the Company’s financial statements. Final payout was $200 per unit as increase in CAGR exceeded 20%.

3.	Growth in adjusted earnings per share for The Washington Post Company, based on the following chart:

EPS is…				Annual Accrual Toward Payout

2003	2004	2005	2006
$27.00	$32.00	$34.00	$36.00	$200 x 1/4 = $50.00
$25.00	$30.00	$32.00	$34.50	$150 x 1/4 = $37.50
$23.00	$28.25	$30.50	$32.50	$125 x 1/4 = $31.25
$21.01	$26.22	$28.32	$30.00	$100 x 1/4 = $25.00

Actual Adjusted EPS

2003	$26.44
2004	$34.59
2005	$34.87
2006	$38.75

Straight-line interpolation between points. The Compensation Committee makes discretionary adjustments to the EPS to reflect a number of factors that may change from year to year. Examples include foreign exchange gains/losses, a one time gain from the sale of real property, hurricane related losses, stock compensation charges and deferred compensation expenses. Adjusted EPS is not disclosed in the Company’s financial statements. Final payout was $197 per unit.

For each cycle under the Performance Unit Plan, the Compensation Committee establishes a valuation formula at the start of the cycle. At the end of the cycle, the value per unit is calculated based on application of the valuation formula. For the 2005-2008 award cycle, the formula consists of an average of the value of the performance units allocable to performance of The Post, Newsweek, CableOne and PNS (65%) plus an amount based on the increase in the value of Kaplan (35%). For the 2007-2010 award cycle, the formula consists of an average of the value of performance units allocable to the performance of The Post, Newsweek, CableOne and PNS (65%) plus an amount based on Kaplan’s achievement of a cumulative operating income goal before Kaplan stock compensation charge (35%). (The Kaplan element is based on the same measure in the 2005-2008 cycle as it was in the 2007-2010 cycle , specifically a cumulative operating income goal, though it was described more specifically in the proxy description of the 2007-2010 cycle.) Details relating to the formula applicable to the 2005-2008 and 2007-2010 cycles are set forth in the letter to the staff dated October 15, 2008, as well as the Company’s proxy statement. The EPS measure is not included in the valuation formula for either of these cycles. The mechanics of applying the formulas are the same as the mechanics described above.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please do not hesitate to call me at (202) 334-6721 with any questions that you may have with respect to the foregoing.

Very truly yours,

/s/ Nicole Maddrey
Nicole Maddrey Associate General Counsel

cc:	Larry Spirgel, Esq.

John Zitko, Esq.